27 Ventures

27 Ventures Inc.

Consolidated Financial Statement For The Period Ended
December 31, 2019

27 Ventures, Inc
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
1000 Wells Fargo Checking		24,578.44
Total Bank Accounts	**$**	**24,578.44**
Total Current Assets	**$**	**24,578.44**
Fixed Assets		
1520 Computer Equipment		3,251.07
Total Fixed Assets	**$**	**3,251.07**
TOTAL ASSETS	**$**	**27,829.51**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)		9,337.33
Total Accounts Payable	**$**	**9,337.33**
Credit Cards		
1020 Credit Card		119.03
Total Credit Cards	**$**	**119.03**
Other Current Liabilities		
2100 Accrued Expenses		8,934.36
Total Other Current Liabilities	**$**	**8,934.36**
Total Current Liabilities	**$**	**18,390.72**
Total Liabilities	**$**	**18,390.72**
Equity		
3400 Retained Earnings		
3600 Owner's Investment		136,000.00
Net Income		-126,561.21
Total Equity	**$**	**9,438.79**
TOTAL LIABILITIES AND EQUITY	**$**	**27,829.51**

Thursday, Jun 11, 2020 04:57:32 AM GMT-7 - Accrual Basis

27 Ventures, Inc
Profit and Loss
January - December 2019

	Total
Income	
Total Income	
Cost of Goods Sold	
5900 Hosting Costs	625.61
Total Cost of Goods Sold	**$ 625.61**
Gross Profit	**-$ 625.61**
Expenses	
6000 Payroll	16,250.01
6300 Payroll Tax Expense	1,663.13
6440 NY Unemployment	285.00
6700 Consulting- India Team	74,029.00
6900 Travel	
6920 Transportation and Parking	176.49
6930 Lodging	736.04
6940 Travel Meals	949.50
Airfare	11.20
Total 6900 Travel	**$ 1,873.23**
7000 Advertising & Marketing	8,818.75
8010 Bank Charges & Fees	759.78
8020 Computer Supplies	99.00
8110 Dues & subscriptions	156.00
8200 Legal Fees	8,595.40
8220 Office Supplies	5.30
8250 Professional Fees - Accounting	6,080.00
8260 Professional Fees - Other	1,350.00
8300 Rent & Lease	5,575.00
8600 Telecommunications	36.00
9400 Uncategorized Expense	360.00
Total Expenses	**$ 125,935.60**
Net Operating Income	**-$ 126,561.21**
Net Income	**-$ 126,561.21**

27 Ventures, Inc
Consolidated Statement of Equity
As of December 31, 2019

ASSETS	COMMON STOCK		PREFERRED STOCK		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
		$		$	$	$	$
BEGINNING BALANCE, MARCH 27, 2019 (INCEPTION)	-	-	-	-	-	-	-
Contributions	10,000,000	$ 1,000.00	-	-	$ 136,000.00	-	$ 137,000.00
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net Income		-	-	-	-	$ (126,561.21)	$ (126,561.21)
ENDING BALANCE, DECEMBER 31, 2019	10,000,000	$ 1,000.00	-	-	$ 136,000.00	$ (126,561.21)	$ 10,438.79

27 Ventures, Inc
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-126,561.21
Adjustments to reconcile Net Income to Net Cash provided by operations:		
2000 Accounts Payable (A/P)		9,337.33
1020 Credit Card		119.03
2100 Accrued Expenses		8,934.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**18,390.72**
Net cash provided by operating activities	-$	**108,170.49**
INVESTING ACTIVITIES		
1520 Computer Equipment		-3,251.07
Net cash provided by investing activities	-$	**3,251.07**
FINANCING ACTIVITIES		
3600 Owner's Investment		136,000.00
Net cash provided by financing activities	$	**136,000.00**
Net cash increase for period	$	**24,578.44**
Cash at end of period	$	**24,578.44**

Thursday, Jun 11, 2020 04:59:12 AM GMT-7

27 VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2019

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entity (the "Company"). The financial statement only includes information from inception (March 27, 2019) through December 31, 2019.

27 Ventures Inc. was incorporated in the State of Delaware on March 27, 2019.

27 Ventures Inc., is the creator of "Moxi", an app for Apple iPhone devices that provides payments and financial management tools for freelancers within the USA. Using "Moxi", its users can send or request payments from others and get paid for their work. The company does not hold any funds for its customers. "Moxi" uses a payment processor ("Stripe") to carry out payments, which are directly transferred to the customer's nominated bank account. The Company's app is marketed and branded as "Moxi".

27 Ventures Inc is headquartered in Manhattan, New York.

Fiscal Year

The Company operates on a December 31st year–end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of 27 Ventures Inc. (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors

beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable

The Company did not launch their product "Moxi" until 2020 and therefore did not provide any goods and services during 2019. As of December 31, 2019, the Company has recorded $0.00 for accounts receivable.

Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Subsequent events

The Company launched its product, mobile app "Moxi" to the US market early 2020, and has begun making minimal revenue by collecting a percentage of the fees generated from payment services carried out by its first beta customers.